Filed pursuant to rule 424(b)(3)
Registration No. 333-261183

Prospectus Supplement No. 1

(to Prospectus dated November 24, 2021)

LOTTERY.COM INC.

Primary Offering of
30,125,000 Shares of Common Stock

Secondary Offering of
25,394,798 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated November 24, 2021 (as may be supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (File No. 333-261183).

This prospectus supplement is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 14, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is required to be delivered with this prospectus supplement. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and public warrants are listed on The Nasdaq Global Market under the symbols “LTRY” and “LTRYW”, respectively. The last reported sales price of our Common Stock on March 14, 2022 was $3.08 per share and the last reported sales price of our public warrants was $0.50 per warrant.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 14, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2022

Lottery.com Inc.

 (Exact Name of Registrant as Specified in Its Charter)

Delaware	001-38508	No. 81-1996183
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

20808 State Hwy 71 W, Unit B Spicewood, Texas	78669
(Address of Principal Executive Offices)	(Zip Code)

(512) 592-2451

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	LTRY	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50	LTRYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Director

On March 10, 2022, the Board of Directors (the “Board”) of Lottery.com Inc. (the “Company” or “Lottery.com”) appointed William (Bill) Thompson to the Board, as a Class III director, effective immediately. In addition, Mr. Thompson was appointed to the Audit Committee of the Board and will serve as its chair.

Mr. Thompson, 68, has served since 2019 as Executive Committee Member and Owner of American Triple I Partners, LLC, which manages private equity investments in infrastructure. In addition, in 2015 Mr. Thompson joined Siebert Williams Shank & Co., LLC, an investment banking and financial services company, where he currently serves as Partner, Chief Administrative Officer and Senior Managing Director. Mr. Thompson has also served as a director of SciPlay Corporation since April 2019. Previously, Mr. Thompson was the New York City Comptroller from 2002 through 2009.

Mr. Thompson will participate in the director compensation arrangements applicable to non-employee directors which provide for the following compensation:

●	Annual cash fee of $62,000, with supplemental cash fees of: (i) $5,000, $3,000 and $2,000 for members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, respectively, and (ii) $16,000, $10,500 and $8,000 for chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, respectively;

●	Annual equity grant of restricted stock units with an award value of $100,000 for the Chair of the Board and $65,000 for all other directors, and initial equity grant with an award value of $85,000.

The Company will enter into an indemnification agreement with Mr. Thompson. in the same form as its other directors have entered, which is filed as exhibit 10.6 to the Company’s Registration Statement on Form S-1, filed on November 18, 2021.

Appointment of Chief Financial Officer and Chief Operating Officer

Also on March 10, 2022, Ryan Dickinson, Acting Chief Financial Officer, Chief Operating Officer, President and Treasurer of the Company, stepped down from his position as Chief Operating Officer and was appointed to serve permanently as Chief Financial Officer in addition to his current roles as President and Treasurer. In addition, Kathryn Lever, Chief Legal Officer and Secretary of the Company was appointed to serve as the Chief Operating Officer in addition to her current roles, in each case, effective immediately.

Mr. Dickinson, 43, has been the Company’s Acting Chief Financial Officer, Chief Operating Officer, President and Treasurer since October 2021. Mr. Dickinson joined the Company through its subsidiary AutoLotto, Inc. (“AutoLotto”) in June 2018 as Executive Vice President of Product until October 2018, when he was appointed to President and Chief Operating Officer. Prior to joining the Company, Mr. Dickinson served in leadership positions at AccuWeather, Inc. (“AccuWeather”), including as Product Manager of Mobile Apps from June 2015 until January 2016, as Director of Consumer Products from January 2016 until December 2017, and as Senior Director of Product Management from January 2018 until June 2018. During his time at AccuWeather, Mr. Dickinson was responsible for, among other things, leading teams in research and development initiatives, as well as managing and developing roadmaps for mobile apps and products. From April 2006 until June 2015, Mr. Dickinson worked at MultiAd Services, Inc., a marketing and advertising service provider, where he served as Manager of Web Development, Vice President of Technology, and Senior Vice President of the Product Division.

Ms. Lever, 53, has been the Company’s Chief Legal Officer and Secretary since October 2021. Ms. Lever joined the Company in April 2021 as its first Chief Legal Officer. Prior to joining the Company, Ms. Lever served as General Counsel to companies in the gaming industry, most recently from June 2018 to May 2020, as Chief Legal Counsel to Drew Las Vegas, and as the first operating Executive Vice President and General Counsel at Baha Mar, a Bahamas-based integrated luxury resort casino from January 2017 until June 2018. Previously, Ms. Lever served as Executive Vice President and General Counsel of Scientific Games Corporation, and its acquired entities Bally Technologies, Inc. (“Bally”) and SHFL entertainment, Inc. (“SHFL”) from May 2011 until November 2015. Ms. Lever has over 25 years of legal experience and over 20 years of demonstrated successes in the gaming industry, notably managing and integrating Scientific Games’ $1.3 billion and $5.1 billion acquisitions, respectively, of SHFL and Bally between May 2013 and November 2014, and the 2005 initial public offering of Global Cash Access, Inc. (now Everi Holdings). Ms. Lever has served as a board member of Global Gaming Woman since 2016, and as a board member and the chair of the audit committee of GBank Financial Holdings, Inc., the parent of Bank of George, since April 2019. She holds an LL.B. from the University of Windsor and is licensed to practice law in the State of Nevada and the Province of British Columbia.

Item 7.01 Regulation FD Disclosure.

On March 14, 2022, the Company issued a press release announcing the above referenced appointments, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Item 7.01, including Exhibit 99.1, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

Exhibit	Description of Document
99.1	Press Release, dated March 14, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lottery.com Inc.

By:	/s/ Kathryn Lever
Name:	Kathryn Lever
Title:	Chief Operating Officer and Chief Legal Officer

Date: March 14, 2022

Exhibit 99.1

Lottery.com Appoints William Thompson as New Board Member and Names New
Executive Positions

William Thompson to chair Audit Committee

Ryan Dickinson to serve as Chief Financial Officer and President

Katie Lever to serve as Chief Operating Officer and Chief Legal Officer

Matt Clemenson to serve as Chief Revenue Officer

Austin, Texas March 14, 2022 -- (GLOBE NEWSWIRE) -- Lottery.com Inc. (Nasdaq: LTRY, LTRYW) (“Lottery.com” or the “Company”), a leading technology company that is transforming how, where and when the lottery is played, today announced that William (Bill) C. Thompson Jr. has joined the Company’s expanded Board of Directors.

Mr. Thompson is a Partner, Chief Administrative Officer and Senior Managing Director at Siebert Williams Shank & Co., LLC, the leading national women and minority owned investment banking firm. Siebert Williams Shank has managed over $1 trillion of municipal bonds in more than 4,000 transactions for the funding of multiple sectors including education, housing, capital facilities, economic development, and general infrastructure projects. Since 2019, Mr. Thompson has also served as Executive Committee Member and Owner of American Triple I Partners, LLC, which manages private equity investments in infrastructure.

In addition, Mr. Thompson was twice elected as Comptroller of the City of New York. As the NYC Comptroller, he led a team of 720 employees, and oversaw the fifth largest public pension fund in the U.S., safeguarding over $100 billion in assets during one of the most challenging economic periods in history. As Comptroller, he also managed a $66 million annual operating budget and $36.5 million capital budget. He has also served on the Board of Directors of SciPlay Corporation since April 2019 and currently serves as the Chair of the Board of Trustees of the City University of New York.

Mr. Thompson will become Chair of the Audit Committee, replacing current Chair, Steven M. Cohen, who will continue to serve as an Audit Committee member.

Additionally, the Company announced the appointment of Ryan Dickinson as Chief Financial Officer and President, Katie Lever as Chief Operating Officer and Chief Legal Officer, and Matt Clemenson as Chief Revenue Officer.

Tony DiMatteo, Chief Executive Officer and Chairman of Lottery.com, commented, “We welcome Bill and are honored to have an individual of his talent and caliber join our Board. With his deep financial and government experience in both the private and public sectors, our entire organization will benefit from his leadership.”

Mr. DiMatteo continued, “The promotions of Ryan, Katie and Matt are important components in the implementation of our long-term strategy and will optimize Lottery.com’s structure for the future. We believe Ryan is a crucial player in our ongoing build-out of our financial team. His extensive functional and technical expertise in Lottery.com’s operations, as well as his performance and experience as our Acting CFO, make him an ideal choice for this role. Since joining Lottery.com, Katie has demonstrated excellent leadership skills and the ability to implement transformative processes and operational improvements across business functions, which she will bring to the role of our COO.” He added, “As Co-Founder of Lottery.com, Matt has a deep understanding of our markets and business development opportunities and will use these skills as we drive growth with our B2B partners and affiliates. I am excited to continue working with this talented leadership team and building on the success we have achieved together.”

Ryan Dickinson will oversee finance, technology, product and development in his new role. He has served as Lottery.com’s President and Chief Operating Officer since 2018 and as Acting Chief Financial Officer since 2021. Prior to joining Lottery.com, Mr. Dickinson held leadership positions of increasing responsibility at AccuWeather, Inc. and also served as Senior Vice President of the Product Division at Multi-Ad Services, Inc.

Katie Lever will oversee legal, compliance, risk management, human resources, government relations, investor relations, and project management in her new role. She has over 25 years of legal and executive experience and has served as Lottery.com’s Chief Legal Officer since 2021. She previously held executive leadership positions at leading publicly-traded gaming suppliers, including Scientific Games Corp., Bally Technologies, Inc., SHFL entertainment, Inc., and Everi Holdings Inc., as well as at Baha Mar during its opening and first year of operations. She is a director of GBank Financial Holdings Inc. and an advisor to several gaming technology companies.

Matt Clemenson will oversee B2B sales and affiliate account management in his new role. He co-founded Lottery.com with Mr. DiMatteo and served as its Chief Commercial Officer until today’s appointment and also served as the Company’s president from 2015 to 2019. Prior to co-founding the Company, Mr. Clemenson was the Co-Chief Executive Officer and Chief Technology Officer of a global concierge company, LesConcierges Inc.

About Lottery.com

Lottery.com is a leading technology company that is transforming how, where and when lottery is played. Its engaging mobile and online platforms enable players located in the United States and internationally to remotely purchase legally sanctioned lottery games. Fans and subscribers look to Lottery.com for compelling, real-time results on more than 800 lottery games from more than 40 countries. Additionally, commercial partners and affiliates can utilize LotteryLink to provide Lottery.com products to their customers. Through WinTogether.org, Lottery.com is fundamentally changing how non-profit donors are incentivized to action by gamifying charitable giving. In all that it does, Lottery.com’s mission remains the same: an uncompromising passion to innovate, grow a new demographic of enthusiasts, deliver responsible and trusted solutions, and promote community and philanthropic initiatives. For more information, visit http://www.lottery.com.

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Lottery.com’s strategy, future operations, prospects, plans and objectives of management, are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Lottery.com disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Lottery.com cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lottery.com. In addition, Lottery.com cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the outcome of any legal proceedings that may be instituted against Lottery.com; (ii) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (iii) the effects of competition on Lottery.com’s future business; (iv) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (v) changes in applicable laws or regulations; (vi) risks related to the COVID-19 pandemic and its effect directly on Lottery.com and the economy generally; (vii) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; (viii) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors; (ix) the ability of Lottery.com to achieve its strategic and growth objectives as stated or at all; and (x) those factors discussed under the heading “Risk Factors” in the Form S-1 filed by Lottery.com with the SEC on November 18, 2021, and the other documents filed, or to be filed, by Lottery.com with the SEC. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Lottery.com has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov.

Lottery.com Contact:

Matthew Schlarb

VP, Investor Relations

(512) 585-7789

ir@lottery.com

or

Jody Burfening/Harriet Fried

LHA Investor Relations

(212) 838-3777

hfried@lhai.com